Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Precision Drilling Corporation ("Precision" or the "Corporation")
800, 525 – 8th Avenue SW
 Calgary, AB T2P 1G1

2.	Date of Material Change:

February 11, 2016

3.	News Release:

A news release was issued by Precision on February 11, 2016 and disseminated through the facilities of Marketwired and subsequently filed on SEDAR.

4.	Summary of Material Change:

On February 11, 2016, Precision announced that it was suspending its dividend effective immediately.

5.	Full Description of the Material Change:

On February 11, 2016 Precision announced that it was suspending its dividend effective immediately.  Precision had maintained a quarterly dividend payment since December 2012.
Precision's senior unsecured notes contain a restricted payments covenant that limits Precision's ability to make payments in the nature of dividends, distributions, and repurchases from shareholders.  The restricted payments basket grows by, among other things, 50% of the consolidated net earnings and decreases by 100% of consolidated net losses (each as defined in the note indentures governing the senior unsecured notes) and payments made to shareholders. Based on Precision's 2015 fourth quarter financial results, as at December 31, 2015, the restricted payments basket was negative $152 million and Precision is no longer able to make dividend payments until such time as the basket once again becomes positive.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, please contact Robert J. McNally, Executive Vice President and Chief Financial Officer of the Corporation, at (713) 435-6100.

9.	Date of Report:

February 17, 2016